SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

CNPJ/MF No. 43.776.517/0001-80

MATERIAL FACT

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Company”), pursuant to Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976, and CVM Resolution No. 44, dated August 23, 2021, and further to the Material Facts disclosed on April 24, 2026, June 29, 2026, and the Notice to the Market disclosed on July 29, 2026, hereby inform its shareholders and the market in general that, at the Extraordinary Shareholders’ Meeting held on this date (the “Meeting”), its shareholders approved, among other matters, the merger into the Company of all shares issued by EMAE not held by the Company, with the delivery to EMAE’s shareholders (other than the Company) of common shares issued by the Company, pursuant to the “Protocol and Justification for the Merger of Shares Issued by EMAE - Empresa Metropolitana de Águas e Energia S.A. into Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, executed on June 29, 2026, and the management proposal submitted to the Meeting (the “Merger of Shares”).

The effects of the Merger of Shares are conditioned upon the respective approval by the Extraordinary General Shareholders’ Meeting of EMAE - Empresa Metropolitana de Águas e Energia S.A. (“EMAE” and “EMAE’s Shareholders Meeting”, respectively), which postponement was determined by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) for a period of 30 days, as from the date on which EMAE makes available to its shareholders the additional information required by CVM.

Material additional information regarding the Merger of Shares, including its approval by the EMAE’s Shareholders Meeting, will be timely disclosed by the Company pursuant to applicable law and regulations.

São Paulo, July 30, 2026.

DANIEL SZLAK

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 31, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.